UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Puyi Inc.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

69373Y109

(CUSIP Number)

December 29, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 69373Y109

(1)	NAME OF REPORTING PERSONS Yang Lin
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION St. Kitts and Nevis

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 8,916,669. See Item 4.
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0. See Item 4.
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,916,669
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%. See Item 4.
(12)	TYPE OF REPORTING PERSON IN

CUSIP NO.: 69373Y109

(1)	NAME OF REPORTING PERSONS Winter Dazzle Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0. See Item 4.
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 8,916,669. See Item 4.
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,916,669
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%. See Item 4.
(12)	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

Puyi Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

61F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe,

Guangzhou, Guangdong Province, 510620, People’s Republic of China

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	YANG Lin;

ii)	Winter Dazzle Limited.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mr. YANG Lin is 61F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, 510620, People’s Republic of China

The principal business address of Winter Dazzle Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Item 2(c).	Citizenship or Place of Organization:

Mr. YANG Lin is a citizen of Saint Christopher (St. Kitts) and Nevis. Winter Dazzle Limited is a British Virgin Islands company.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.001 per share

Item 2(e).	CUSIP Number:

69373Y109

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

This Item 3 is not applicable.

Item 4.	Ownership:

				Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class(2)	Sole Power to Vote or Direct the Vote		Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
YANG Lin	8,916,669	(1)	2.4%	8,916,669	(1)	0	0	(1)	0
Winter Dazzle Limited	8,916,669	(1)	2.4%	0	(1)	0	8,916,669	(1)	0

(1)	Represents 8,916,669 ordinary shares held by Winter Dazzle Limited. Winter Dazzle Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by YANG Lin. The disposal of ordinary shares held by Winter Dazzle Limited is decided by 53 individuals, who entrusted their voting power of such ordinary shares to YANG Lin except for the matters related to share disposal.

(2)	For each Reporting Person, the percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of 370,551,728 ordinary shares as of December 29, 2023.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Ownership is 2.4%

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certifications:

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2024

YANG Lin

By:	/s/ YANG Lin

Winter Dazzle Limited

By:	/s/ LIAO Longchang
LIAO Longchang
Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement